EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIAIRIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Years Ended December 31,
	2007	2008	2009	2010	2011
EARNINGS
Income Before Income Tax Expense and Equity Earnings	$1,663	$2,015	$1,938	$1,849	$2,367
Fixed Charges (as below)	1,146	1,240	1,237	1,254	1,209
Preferred Security Dividend Requirements of Consolidated Subsidiaries	(4)	(4)	(4)	(4)	(8)
Total Earnings	$2,805	$3,251	$3,171	$3,099	$3,568

FIXED CHARGES
Interest Expense	$838	$957	$973	$999	$933
Credit for Allowance for Borrowed Funds Used During Construction	79	75	67	53	63
Estimated Interest Element in Lease Rentals	225	204	193	198	205
Preferred Security Dividend Requirements of Consolidated Subsidiaries	4	4	4	4	8
Total Fixed Charges	$1,146	$1,240	$1,237	$1,254	$1,209

Ratio of Earnings to Fixed Charges	2.44	2.62	2.56	2.47	2.95